UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

_____________________________________________________________

MMC ENERGY, INC.

(f/k/a High Tide Ventures, Inc.)

(Exact name of registrant as specified in its charter)

_____________________________________________________________

Nevada	333-121542	98-0493819
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

26 Broadway, Suite 907
New York, New York	10004
(Address of Principal Executive Offices)	(Zip Code)

(212) 977-0900

(Registrant’s Telephone Number, Including Area Code)

MMC ENERGY, INC.

26 Broadway, Suite 907
New York, New York

(212) 977-0900

_________________

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 PROMULGATED THEREUNDER

EXPLANATORY NOTE

Upon the consummation of the Transactions (defined below), MMC Energy, Inc. (f/k/a High Tide Ventures, Inc.) became the parent company and sole member of MMC Energy North America, LLC. The business operations of MMC Energy, Inc. following the Transactions are primarily those of its wholly-owned subsidiary, MMC Energy North America, LLC. Unless otherwise indicated or the context otherwise requires, the terms “Company,” “we,” “us,” and “our” refer to MMC Energy, Inc. and its affiliates, including MMC Energy North America, LLC, after giving effect to the Transactions. Unless otherwise indicated or the context otherwise requires, references to “High Tide” refer to MMC Energy, Inc. (f/k/a High Tide Ventures) before giving effect to the Transactions and the term “MMC North America” refers to MMC North America, LLC, before giving effect to the Transactions.

INTRODUCTION

This Information Statement is being mailed on or about May 16, 2006, to holders of record on May 15, 2006, of shares of our common stock, par value $0.001 per share (“Common Stock”), in connection with the change in our board of directors (the “Board”). The composition of a majority of the Board will change in conjunction with the consummation of the merger (the “Merger”) of MMC Energy Acquisition Corp., a wholly-owned subsidiary of High Tide (“Acquisition Sub”) with and into MMC North America. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated by the Securities and Exchange Commission (the “SEC”) thereunder.

On May 15, 2006, the effective date of the Merger, Brent Peters and Douglas Smith, who were High Tide’s only two directors prior to the effective date, appointed Karl W. Miller and Denis Gagnon to fill two of the vacancies on the Board. On that same date, Messrs. Peters and Smith resigned from the Board, effective May 26, 2006. Upon the effectiveness of Messrs. Peters and Smith’s resignations, Messrs. Miller and Gagnon are expected to appoint Martin Quinn to fill one of the vacancies that will exist on the Board. The remaining vacancies will be filled upon the identification of suitable candidates and their agreement to serve on the Board.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On May 15, 2006 (the “Closing Date”), the Company, Acquisition Sub and MMC North America entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). On the Closing Date, Acquisition Sub merged with and into MMC North America, with MMC North America remaining as the surviving corporation and our wholly-owned subsidiary (the “Merger”). The holders of MMC North America’s outstanding membership interests before the Merger (the “MMC North America Stockholders”) surrendered all of their issued and outstanding membership interests in MMC North America and received 23,875,000 shares of common stock of the Company, par value $0.001 per share (the “Common Stock”). The stockholders of High Tide before the Merger (the “High Tide Stockholders”) retained 11,750,000 shares of Common Stock.

Also on the Closing Date, the Company closed on a private offering of its Common Stock (the “Offering,” and together with the Merger, the “Transactions”). Investors in the Offering purchased 10,000,000 shares of Common Stock.

As a result of the Transactions, the High Tide Stockholders currently hold 25.8% of the issued and outstanding shares of our issued and outstanding Common Stock and the MMC North America Stockholders, together with the investors in the Offering, own approximately 74.2% of our issued and outstanding Common Stock.

The Transactions are discussed in greater detail in the Company’s Current Report on Form 8-K, filed with the SEC on May 15, 2006.

TERMS OF THE PRIVATE PLACEMENT OFFERING AND MERGER

The Merger

On May 15, 2006, MMC North America merged with and into Acquisition Sub and became a wholly-owned subsidiary of the Company. The operations of the Company are substantially the operations of MMC North America.

On the Closing Date, the MMC North America Stockholders surrendered all of the outstanding membership interests of MMC North America and received 23,875,000 shares of Common Stock. The High Tide Stockholders retained 11,750,000 shares of Common Stock.

The Merger Agreement contains customary representations, warranties and covenants of High Tide, MMC North America and, as applicable, the Acquisition Sub, for like transactions. Breaches of representations and warranties are secured by customary indemnification provisions. The Merger Agreement contains a post-closing adjustment to the number of shares of Common Stock issued to the Company Stockholders, whereby up to an additional 2,000,000 shares of Common Stock may be issued, on a pro rata basis, to the MMC North America Stockholders for any breach of the Merger Agreement by High Tide discovered during the two year period following the Closing Date.

The Merger will be treated as a recapitalization of the Company for financial accounting purposes. Accordingly, the historical financial statements of High Tide before the Merger will be replaced with the historical financial statements of MMC North America before the Merger in all future filings with the SEC.

The Offering

The sale of Common Stock in the Offering was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated by the SEC. In the Offering, no general solicitation was made by us or any person acting on our behalf; the Common Stock was sold subject to transfer restrictions, and the certificates for the shares sold in the Offering contained an appropriate legend stating that the Common Stock was not registered under the Securities Act and may not be offered or sold absent registration or an exemption therefrom.

Registration Rights

The Company has committed to file a registration statement on Form SB-2 registering for resale the Common Stock issued to investors in the Offering within 120 days from the Closing Date (the “Registration Statement”) and shall use reasonable efforts to cause such Registration Statement to become effective no later that 120 days after the date filed. The Company shall maintain the effectiveness of this Registration Statement through the first anniversary of the Closing Date and shall use its best efforts to maintain the effectiveness of this Registration Statement through the second anniversary of the date the Registration Statement is declared effective by the SEC or until the holding period of Rule 144(k) of the Securities Act of 1933 is satisfied with respect to all of the shares issued in the Offering, whichever is earlier. The Company will be liable for customary penalties if the Registration Statement is not effective on the date by which the Company is required to cause it to become effective, consistent with the Registration Rights Agreement executed by the Company and each investor in the Offering.

Split-Off Agreement

Contemporaneously with the closing of the Merger, the Company split-off its wholly-owned subsidiary, High Tide Leasco, Inc., a Nevada corporation (“Leaseco”), through the sale of all of the outstanding capital stock of Leaseco (the “Split-Off”). The Company executed a Split-Off Agreement with Brent Peters, Douglas Smith, MMC North America and Leaseco on May 15, 2006.

Lock-Up Agreements

Each of the MMC North America Stockholders has agreed not to offer, sell, contract to sell or otherwise dispose of or transfer title to any of the shares of Common Stock issued in connection with the Merger as consideration for their membership interests of MMC North America. The MMC North America Stockholders will not sell or otherwise dispose of or transfer title to such shares of Common Stock for a period commencing on the Closing Date and ending on the 12-month anniversary of the Closing Date (the “Lock-up Period”), without the prior written consent of the Company. Such agreements are set forth in written Lock-Up Agreements, executed as of the Closing Date, with the Company’s officers and directors.

VOTING SECURITIES

As of the Closing Date, the Company had 45,625,000 shares of Common Stock issued and outstanding. For matters requiring stockholder action, each share of Common Stock entitles the holder thereof to one vote, in person or by proxy, for each matter upon which the Company’s stockholders are entitled to vote.

Normally, the election of directors requires the vote of a plurality of the shares of Common Stock entitled to vote and present in person or represented by proxy at a meeting held for the election of directors. The appointment of directors to the Board described in this Information Statement was executed by the existing directors of the Company upon the consummation of the Merger, pursuant to the power of the Board to appoint directors to fill vacancies if such vacancies exist between the regular meetings of the stockholders. You are not required to vote on this change of directors and your vote is not requested.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of May 15, 2006, after the successful consummation of the Merger and the sale of 10,000,000 shares in the Offering, by (1) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of the Common Stock; (2) each of our directors and executive officers; and (3) all of our executive officers and directors as a group. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is 26 Broadway, Suite 907, New York, NY 10004. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days following May 15, 2006 are deemed outstanding for computing the share ownership and percentage of the person holding such options and warrants, but are not deemed outstanding for computing the percentage of any other person.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding (1)
Karl W. Miller	4,619,559	10.13%
Martin Quinn	4,097,088	8.98%
Denis Gagnon	1,692,352	3.71%

Directors and Executive Officers as a Group	10,408,999	22.82%

——————

(1)

Based on a total of 45,625,000 shares outstanding as of May 15, 2006.

CHANGES TO THE BOARD OF DIRECTORS

On May 15, 2006, the effective date of the Merger, Brent Peters and Douglas Smith, constituting all of the directors of High Tide, appointed Karl W. Miller and Denis Gagnon to fill two of the vacancies on the Board. At the same time, Messrs. Peters and Smith tendered their resignations from the Board, effective May 26, 2006. On May 26, 2006, Messrs. Miller and Gagnon are expected to appoint Martin Quinn to fill one of the vacancies on the Board following the resignation of Messrs. Peters and Smith. The remaining vacancies will be filled upon finding suitable candidates. Messrs. Miller, Gagnon and Quinn became executive officers and stockholders of the Company upon the consummation of the Merger.

To the best of the Company’s knowledge, Messrs. Miller, Gagnon and Quinn have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and have not been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

MANAGEMENT OF THE COMPANY

The following persons are the executive officers and directors of the Company following the Merger and hold the offices set forth opposite their names.

Name	Age	Position

Karl W. Miller	40	Chief Executive Officer Chairman of the Board of Directors
Martin Quinn	55	President & Chief Operating Officer Director
Denis Gagnon	34	Chief Financial Officer Director

Executive Officers

Karl W. Miller, CEO. Mr. Miller has served as Chief Executive Officer of MMC North America since August 2002. From October 2001 to January 2002, Mr. Miller served as a Senior Advisor, Europe, to Statkraft SF (Statkraft Energy Europe) an owner and manager of energy assets in Scandinavia. From January 2001 to October 2001, Mr. Miller was Senior Vice President, Head of Marketing, Business Development and Structured Transactions in North America for PG&E Corporation. Prior to that time, Mr. Miller held various positions in energy producing and energy management companies and worked as an investment banker and financial analyst, focusing on the energy sector. Mr. Miller is also a Director of Newmarket Power Company, LLC. Mr. Miller holds an MBA from the Kenan-Flagler Business School at the University of North Carolina. He also holds a B.A. in Accounting from Catholic University located in Washington DC.

Martin Quinn, President & COO. Mr. Quinn has served as Chief Operating Officer of MMC North America since March 2005. Prior to that time, he served as Executive Vice President, Chief Operating Officer and Chief Financial Officer of Ridgewood Power, an independent power company with over 80 plants in the US, Europe and the Middle East. At Ridgewood Power he managed all financial and operational aspects of the company. Prior to that, Mr. Quinn was the officer in-charge of the M&A function at Brown-Forman Corporation and NERCO, Inc., both Fortune 300 companies, and he has been Chief Financial Officer of NORSTAR Energy and Controller of NERCO Inc., both energy companies. Mr. Quinn received his Bachelor of Science degree in Accounting and Finance from the University of Scranton, and is a Certified Public Accountant.

Denis Gagnon, CFO. Mr. Gagnon has served as Chief Financial Officer of MMC North America since February 2005. Prior to that time, Mr. Gagnon served as Vice President at Deutsche Bank - Corporate Investments since June 2000 covering its venture capital, Latin America and Asia/Pacific private equity portfolios. Prior to that, Mr. Gagnon was an Associate at Gefinor (USA) Inc., manager of the Kaizen Breakthrough Partnership, L.P. (“KBP”), an LBO fund targeting control investments in underperforming, middle-market companies. Mr. Gagnon also served as Acting CFO for the Alexander Doll Company and Fournier Furniture, Inc., both portfolio companies of KBP. Mr. Gagnon is also a Director of Excel Dryer Corp. Mr. Gagnon holds an MBA from Columbia Business School and B.A. in Accounting from Babson College, and was a Certified Public Accountant in Massachusetts.

To the best of the Company’s knowledge, Messrs. Miller, Gagnon and Quinn have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and have not been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Board Committees

The Board intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the Sarbanes-Oxley Act of 2001 and the national securities exchanges. Therefore, we expect that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.”  Additionally, the Board is expected to form an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by the Board, the full Board will undertake the duties of the audit committee, compensation committee and nominating committee. We do not currently have an “audit committee financial expert” since our Board has not yet constituted an audit committee.

Code of Ethics

The Company has not yet formally adopted a written code of ethics to be applied to the Company’s principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions. Based on its small size, early development stage and limited financial and human resources, High Tide did not adopt a written code of ethics prior to the Merger. The Company expects to formalize and adopt a written code of ethics as soon as practicable following the Closing Date of the Merger.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From January 9, 2006 and continuing through closing of the Merger, MMC Energy Management LLC provided certain management services to the Company. MMC Energy Management LLC was owned by Messrs. Miller, Gagnon and Quinn. MMC Energy Management LLC was paid an aggregate of $260,000 by the Company for management services provided to the Company from January 9, 2006 to June 30, 2006. In connection with the Merger, MMC Energy Management LLC will be dissolved.

Contemporaneously with the closing of the Merger, the Company split off its wholly-owned subsidiary, High Tide Leasco, Inc., a Nevada corporation (“Leaseco”), through the sale of all of the outstanding capital stock of Leaseco. The Company executed a Split Off Agreement with Brent Peters, Douglas Smith, MMC North America and Leaseco. Mr. Peters was President and Chief Executive Officer of High Tide, and Mr. Smith was Chief Financial Officer, Treasurer and Director of High Tide. In connection with the Merger, Mr. Peters and Mr. Smith have resigned from High Tide. A copy of the Split Off Agreement is attached to this Current Report on Form 8-K as Exhibit 10.3 and incorporated herein by reference.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

The Company was not formed until February 2005 and its business activities did not begin until January 9, 2006. Accordingly, no compensation was paid to its executive officers during the fiscal year ended December 31, 2005, or any previous fiscal year. Also, no options or freestanding stock appreciate rights were granted to its executive officers during the fiscal year ended December 31, 2005, or any previous fiscal year.

Compensation of Directors

There are currently no compensation arrangements in place for the non-executive members of the Board. These will be determined once the composition of the Company’s Board is finalized and the compensation committee is formed. The executive directors’ compensation arrangements are described below.

Employment Agreements

Upon the closing of the Merger, Messrs. Miller, Quinn and Gagnon entered into employment agreements with the Company pursuant to which they shall hold the positions of Chairman and Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer, respectively. These Employment Agreements were attached as Exhibits 10.3, 10.4 and 10.5 of the Company’s Current Report on Form 8-K filed with the SEC on May 15, 2006.

Mr. Miller’s employment agreement is for a five year term, providing for an annual base salary of $225,000 and an annual bonus subject to the Company achieving its target performance levels as approved by the Compensation Committee of the Board. Mr. Miller also is entitled to receive an option grant of 500,000 shares from the Company’s Plan, 33.33% of which option shall be exercisable on May 15, 2007, 33.33% of which option shall become exercisable on May 15, 2008, and the remaining 33.34% of which shall become exercisable on May 15, 2009. Under the agreement, Mr. Miller will be subject to traditional non-competition and employee non-solicitation restrictions while he is employed by the Company and for one year thereafter. Mr. Miller and his dependants will be entitled to participate in the Company’s benefit plans at the Company’s expense and the Company shall provide long-term disability insurance to Mr. Miller for coverage up to 60% of this then-current base salary, subject to a premium cap of $15,000. Subject to certain notice requirements, either of Mr. Miller or the Company will be entitled to terminate the employment agreement at any time. If the Company terminates the employment agreement without Cause (as defined in the agreement) or Mr. Miller terminates the employment agreement for Good Reason (as defined in the agreement), then Mr. Miller is entitled to receive his base salary and guaranteed bonus during the then remaining term of the agreement plus a one time severance payment equal to his then-current annual base salary, as well as continuation at the Company’s expense of Mr. Miller’s participation in the benefit programs described above.

Mr. Quinn’s employment agreement will be for a three year term, provide for an annual base salary of $175,000 and an annual bonus subject to the Company achieving its target performance levels as approved by the Compensation Committee of the Board. Mr. Quinn also is entitled to receive an option grant of 250,000 shares from the Company’s Plan, 33.33% of which option shall be exercisable on May 15, 2007, 33.33% of which option shall become exercisable on May 15, 2008, and the remaining 33.34% of which shall become exercisable on May 15, 2009. Under the agreement, Mr. Quinn will be subject to traditional non-competition and employee non-solicitation restrictions while he is employed by the Company and for one year thereafter. Mr. Quinn and his dependants will be entitled to participate in the Company’s benefit plans at the Company’s expense and the Company shall provide long-term disability insurance to Mr. Quinn for coverage up to 60% of this then-current base salary, subject to a premium cap of $15,000. Subject to certain notice requirements, either of Mr. Quinn or the Company will be entitled to terminate the employment agreement at any time. If the Company terminates the employment agreement without Cause (as defined in the agreement) or Mr. Quinn terminates the employment agreement for Good Reason (as defined in the agreement), then Mr. Quinn is entitled to receive his base salary and guaranteed bonus during the then remaining term of the agreement plus a one time severance payment equal to his then-current annual base salary, as well as continuation at the Company’s expense of Mr. Quinn’s participation in the benefit programs described above.

Mr. Gagnon’s employment agreement will be for a three year term, provide for an annual base salary of $150,000 and an annual bonus subject to the Company achieving its target performance levels as approved by the Compensation Committee of the Board. Mr. Gagnon also is entitled to receive an option grant of 200,000 shares from the Company’s Plan, 33.33% of which option shall be exercisable on May 15, 2007, 33.33% of which option shall become exercisable on May 15, 2008, and the remaining 33.34% of which shall become exercisable on May 15, 2009. Under the agreement, Mr. Gagnon will be subject to traditional non-competition and employee non-solicitation restrictions while he is employed by the Company and for one year thereafter. Mr. Gagnon and his dependants will be entitled to participate in the Company’s benefit plans at the Company’s expense and the Company shall provide long-term disability insurance to Mr. Gagnon for coverage up to 60% of this then-current base salary, subject to a premium cap of $15,000. Subject to certain notice requirements, either of Mr. Gagnon or the Company will be entitled to terminate the employment agreement at any time. If the Company terminates the employment agreement without Cause (as defined in the agreement) or Mr. Gagnon terminates the employment agreement for Good Reason (as defined in the agreement), then Mr. Gagnon is entitled to receive his base salary and guaranteed bonus during the then remaining term of the agreement plus a one time severance payment equal to his then-current annual base salary, as well as continuation at the Company’s expense of Mr. Gagnon’s participation in the benefit programs described above.

2006 Equity Incentive Plan

Prior to the Closing Date, our Board and Stockholders approved and adopted the 2006 Equity Incentive Plan (the “2006 Plan”). The approval and adoption of the 2006 Plan will be submitted for ratification of our stockholders following the Merger. A copy of the 2006 Equity Incentive Plan is attached as Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed with the SEC on May 15, 2006.

The 2006 Plan is intended to promote the interests of the Company by attracting and retaining exceptional employees, consultants, and directors (collectively referred to as the “Participants”), and enabling such Participants to participate in the long-term growth and financial success of the Company. Under the 2006 Plan, the Company may grant stock options, which are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended (the “Incentive Stock Options”), non-qualified stock options (the “Nonqualified Stock Options”), and restricted stock awards (the “Restricted Stock Awards”), which are restricted shares of Common Stock (the Incentive Stock Options, the Nonqualified Stock Options and the Restricted Stock Awards are collectively referred to as “Incentive Awards”).

The Board reserved a total of 2,000,000 shares of our Common Stock for issuance under the 2006 Plan. If an incentive award granted under the 2006 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the Plan.

At the earliest practicable date after our stockholders ratify the adoption of the 2006 Plan, we expect to file a registration statement on Form S-8 to register the shares of Common Stock reserved for issuance of incentive awards under the 2006 Plan. This registration statement is expected to become effective on filing. Subject to Rule 144 limitations, shares of Common Stock issued upon exercise of stock options and other incentive awards granted under the 2006 Plan after the effective date of the registration statement on Form S-8 will be eligible for resale in the public market without restriction.

The number of shares subject to the 2006 Plan, any number of shares subject to any numerical limit in the 2006 Plan, and the number of shares and terms of any Incentive Award may be adjusted in the event of any change in our outstanding Common Stock by reason of any stock dividend, spin-off, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares, or similar transaction.

On the Closing Date, Messrs. Miller, Quinn and Gagnon were granted options on the following terms:

Name	Number of Shares	Exercise Price	Vesting Schedule	Expiration
Karl W. Miller	500,000	$1.00 / share	33.33% on May 15, 2007 33.33% on May 15, 2008 33.34% on May 15, 2009	May 15, 2016
Martin Quinn	250,000	$1.00 / share	33.33% on May 15, 2007 33.33% on May 15, 2008 33.34% on May 15, 2009	May 15, 2016
Denis Gagnon	200,000	$1.00 / share	33.33% on May 15, 2007 33.33% on May 15, 2008 33.34% on May 15, 2009	May 15, 2016

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our common stock to file with the Securities and Exchange Commission reports regarding their ownership and changes in ownership of our equity securities. We believe, during fiscal year 2005, that our directors, executive officers and 10% stockholders complied with all Section 16(a) filing requirements. In making this statement, we have relied upon examination of the copies of Forms 3, 4 and 5 provided to us and the written representations of its directors, officers and 10% stockholders.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

The Board of Directors
of MMC Energy, Inc.

May 15, 2006